UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lion Copper and Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

53620R109

(CUSIP Number)

Tony L. Alford

7040 Interlaken Drive

Kernersville, North Carolina 27284

(336) 996-1726

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 53620R109

1	NAME OF REPORTING PERSON Tony L. Alford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,723,316 (1)
	8	SHARED VOTING POWER 43,314,014 (2)
	9	SOLE DISPOSITIVE POWER 54,723,316 (1)
	10	SHARED DISPOSITIVE POWER 43,314,014 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 98,037,330 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 538,000 outstanding common shares, 21,184,965 common shares underlying convertible debentures, 22,342,638 common shares underlying warrants, and 10,657,713 common shares underlying options.

(2) Includes 43,314,014 outstanding common shares held by Tony and Christine Alford in a joint investment account.

(3) Based on a total of 309,667,975 common shares outstanding on September 25, 2023.

SCHEDULE 13D/A

CUSIP No. 53620R109

1	NAME OF REPORTING PERSON Christine Alford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,234,794 (1)
	8	SHARED VOTING POWER 43,314,014 (2)
	9	SOLE DISPOSITIVE POWER 15,234,794 (1)
	10	SHARED DISPOSITIVE POWER 43,314,014 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 58,548,808 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 15,234,794 outstanding common shares held by Christine Alford.

(2) Includes 43,314,014 outstanding common shares held by Tony and Christine Alford in a joint investment account.

(3) Based on a total of 309,667,975 common shares outstanding on September 25, 2023.

Item 1. Security and Issuer.

The name of the issuer is Lion Copper and Gold Corp., a British Columbia corporation ("Issuer"), which has its principal executive offices at 143 S Nevada Street, Yerington, Nevada 89447. This report relates to the Issuer's class of common shares without par value.

Item 2. Identity and Background.

(a): This Schedule 13D/A is being filed jointly by Tony L. Alford and his spouse, Christine Alford. Each party filing the Schedule 13D/A is also referred to herein as a "reporting person."

(b): The address of each reporting person is 7040 Interlaken Drive, Kernersville, North Carolina 27284.

(c): Tony Alford is a director of the Issuer, the founder and president of PBA Consultants Inc., a firm specializing in tax savings and cost reduction services, and a private investor. Christine Alford is a real estate development office manager and a private investor.

(d): During the last five years, neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the last five years, neither reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Each reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Options - July 21, 2023

On July 21, 2023, the Issuer granted a total of 5,600,000 options to Mr. Alford in consideration for his services as a director for the Issuer. The options were granted pursuant to the Issuer's 20% fixed stock option plan. The options have an exercise price of U.S.$0.06 and an expiration date of July 21, 2028.

Convertible Debentures and Warrants - March 2, 2023

On March 2, 2023, Mr. Alford purchased CAD$1,342,700 (US$1,000,000) principal amount of 14% unsecured convertible debentures due November 2, 2024 in a private offering from the Issuer. The debentures may be converted into common shares of the Issuer at C$0.095 (US$0.07)  per share until January 2, 2024, for up to a total of 14,133,684 common shares, and thereafter at C$0.10 (US$0.074) per share for up to a total of 13,427,000 common shares. The holder has the option to elect to be repaid in kind at any time prior to maturity of the debentures by way of shares the Issuer owns of Falcon Butte Minerals Corp. (formerly known as 1301666 BC Ltd.) or its successor (the "Falcon Butte Shares") at the rate of US$0.28 (C$0.37) per Falcon Butte Share, subject to adjustment, provided that prior TSX Venture Exchange approval is required prior to such repayment in kind. Interest accrued on all or any portion of the debentures being converted by the holder may also be converted into common shares at the option of the debenture holder at the time of conversion at a conversion price equal to the market price as at the date of conversion. Interest accrued on all or any part of the debentures being converted by the holder may also be converted into Falcon Butte Shares at the option of the holder at an agreed price of US$0.28 (C$0.37) per Falcon Butte Share. Any interest conversion will be subject to the Issuer obtaining the prior approval of the TSX Venture Exchange.

In connection with the sale of the debentures, the Issuer also issued to Mr. Alford one detachable warrant for every C$0.095 (US$0.07) of principal amount of the debentures subscribed for, for a total of 14,133,684 warrants. Each warrant entitles the holder to acquire a common share of the Issuer at a price of C$0.095 (US$0.07) for a period of 20 months. Mr. Alford used his personal funds to acquire these debentures and warrants.

Convertible Debentures and Warrants - July 8, 2022

On July 8, 2022, Mr. Alford purchased US$300,000 principal amount of 14% unsecured convertible debentures due March 8, 2024 in a private offering from the Issuer. The debentures were convertible into common shares of the Issuer at US$0.067 per share until July 8, 2023 for up to a total of 4,477,611 common shares, and after that date are convertible at US$0.078 per share for up to a total of 3,846,153 common shares. The holder has the option to elect to be repaid in kind at any time prior to maturity of the debentures by way of Falcon Butte Shares or its successor at the rate of US$0.25 per Falcon Butte Share, subject to prior TSX Venture Exchange approval.

In connection with the sale of the debentures, the Issuer also issued to Mr. Alford one detachable warrant for every US$0.067 of principal amount of the debentures subscribed for, for a total of 4,477,611 warrants. Each warrant entitles the holder to acquire a common share of the Issuer at a price of US$0.067 (C$0.085) for a period of 20 months. Mr. Alford used his personal funds to acquire these debentures and warrants.

Convertible Debentures and Warrants - June 17, 2022

On June 17, 2022, Mr. Alford purchased US$250,000 principal amount of 14% unsecured convertible debentures due February 17, 2024 in a private offering from the Issuer. The debentures were convertible into common shares of the Issuer at US$0.067 per share until June 17, 2023 for up to a total of 3,731,343 common shares, and after that date are convertible at US$0.078 per share for up to a total of 3,205,128 common shares. The holder has the option to elect to be repaid in kind at any time prior to maturity of the debentures by way of Falcon Butte Shares or its successor at the rate of US$0.25 per Falcon Butte Share, subject to prior TSX Venture Exchange approval.

In connection with the sale of the debentures, the Issuer also issued to Mr. Alford one detachable warrant for every US$0.067 of principal amount of the debentures subscribed for, for a total of 3,731,343 warrants. Each warrant entitles the holder to acquire a common share of the Issuer at a price of US$0.067 (C$0.085) for a period of 20 months. Mr. Alford used his personal funds to acquire these debentures and warrants.

Item 4. Purpose of Transaction.

The reporting persons have acquired the Issuer's common shares and other securities convertible or exercisable into common shares as described in Item 3 for investment purposes. The reporting persons currently intend to continue to acquire beneficial ownership of additional common shares by participating from time to time in private offerings of securities and by making open market purchases of common shares when warranted by market conditions. Any such transactions may be implemented at any time or from time to time subject to any applicable limitations imposed on the sale of the common shares by applicable law. The reporting persons intend to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common shares. Mr. Alford has served as a director of the Issuer since December 13, 2021.

As of the date hereof, and except as otherwise disclosed herein, the reporting persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this report, Mr. Alford beneficially owns a total of 98,037,330 common shares of the Issuer, which constitutes 26.9% of the class of common shares as calculated in accordance with SEC Rule 13d-3 under the Securities Exchange Act of 1934. Ms. Alford beneficially owns a total of 58,548,808 common shares of the Issuer, which constitutes 18.9% of the class as calculated in accordance with Rule 13d-3. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

Mr. Alford is the sole beneficial owner of 54,723,316 common shares of the Issuer, which include 538,000 outstanding common shares, 21,184,965 common shares underlying outstanding convertible debentures, 22,342,638 common shares underlying outstanding warrants, and 10,657,713 common shares underlying outstanding options. Ms. Alford is the sole beneficial owner of 15,234,794 outstanding common shares. Mr. and Ms. Alford share beneficial ownership of 43,314,014 common shares that they hold in a joint investment account.

(c) During the last 60 days, the reporting persons have engaged in only the following transactions in the Issuer's common shares. All such transactions were open market purchases in U.S. dollars that were made by the reporting persons' joint investment account in regular broker transactions. The reporting persons used their personal funds to make these purchases.

Date of Purchase	Number of Shares Purchased	Price Per Share
8-1-2023	126,681	$0.0571
8-3-2023	60,000	$0.0571
8-8-2023	37,000	$0.0572
8-9-2023	26,319	$0.0573
8-23-2023	4,700	$0.057

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons.

(e) Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

The parties have entered into a Joint Filing Agreement dated September 28, 2023, which is attached as Exhibit "A" to this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  September 28, 2023

/s/ Tony L. Alford
Tony L. Alford

/s/ Christine Alford
Christine Alford

EXHIBIT "A"

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of Lion Copper and Gold Corp., a British Columbia corporation, and further agree that this Joint Filing Agreement be included as Exhibit "A" to such Schedule 13D, as amended. In evidence thereof, the undersigned hereby execute this agreement this 28th day of September, 2023.

/s/ Tony L. Alford
Tony L. Alford

/s/ Christine Alford
Christine Alford